UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission file number 001-15160

BROOKFIELD CORPORATION

(Exact name of Registrant as specified in its charter)

Suite 100, Brookfield Place,

181 Bay Street

Toronto, Ontario M5J 2T3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report on Form 6-K is incorporated by reference into the registration statements of the Brookfield Corporation on Form F-3 (File Nos. 333-182656, 333-255310 and 333-261528), on Form S-8 (File Nos. 333-129631, 333-178260, 333-184108, 333-204848, 333-214948, 333-233871 and 333-268020) and the registration statements of Brookfield Corporation, Brookfield Finance II Inc. and Brookfield Finance Inc. and on Form F-10 (File Nos. 333-267243, 333-267243-01 and 333-267243-02) and Brookfield Capital Finance LLC, Brookfield Finance I (UK) plc, Brookfield Finance (Australia) Pty Ltd, and Brookfield Finance II LLC on Form F-3 (File Nos. 333-267244, 333-267244-01, 333-267244-02 and 333-267244-03).

Brookfield Corporation (the “Corporation”) announced the completion of the public listing and distribution of a 25% interest in the Corporation’s asset management business, through Brookfield Asset Management Ltd. (the “Manager”), by way of a plan of arrangement. The Corporation has changed its name from Brookfield Asset Management Inc. to Brookfield Corporation, with effect from December 9, 2022, and at the open of markets on December 12, 2022 its shares will trade under the new ticker “BN” on both stock exchanges. The Manager takes the name Brookfield Asset Management Ltd. and has been listed on the New York Stock Exchange and the Toronto Stock Exchange. At the open of markets on December 12, 2022, its shares will trade under the ticker “BAM” on both stock exchanges.

The following documents, which are attached as exhibits hereto, are incorporated by reference herein:

Exhibit	Title

99.1	Press Release dated December 9, 2022

99.2	Certificate and Articles of Arrangement, Certificate of Amendment by Arrangement

99.3	Change in Corporate Structure Notice

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD CORPORATION

Date: December 12, 2022	By:	/s/ Nicholas H. Goodman
Name: Nicholas H. Goodman
Title: Chief Financial Officer